K&L|GATES	K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

March 10, 2009

FILED VIA EDGAR

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re.:	Registration Statement on Form N-14 for Neuberger Berman Equity Funds
-Neuberger Berman Century Fund
-Class A, Class C, Investor Class and Institutional Class
-1933 Act File No. 333-157197
-1940 Act File No. 811-00582

Dear Mr. Hallock:

This letter responds to your comments, provided in your telephone conversations with Franklin Na of this office on March 4, 2009 and March 5, 2009, regarding the registration statement on Form N-14 (“N-14”) related to the reorganization of Neuberger Berman Large Cap Disciplined Growth Fund (“Acquired Fund”) into Neuberger Berman Century Fund (“Acquiring Fund,” and together with the Acquired Fund, the “Funds”) (“Reorganization”), each a series of Neuberger Berman Equity Funds (“Trust”). The N-14 was filed with the Securities and Exchange Commission on February 9, 2009.

Comment 1: Please describe the rationale for effecting the Reorganization without a shareholder vote.

Response: Neither Delaware law nor the Trust’s Trust Instrument requires a shareholder vote to effect the Reorganization. The Delaware Statutory Trust Act (“DSTA”) expressly permits a statutory trust to establish in its governing instrument the ability to effect a merger or a transfer of assets of a statutory trust or series thereof without a vote of the trust’s shareholders.

Section 3806(b) of the DSTA states, in pertinent part:

A governing instrument . . . without limitation . . . (3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners.

The Trust’s Trust Instrument permits such a merger or transfer of assets of a series upon specific findings by the Board of Trustees of the Trust. Article IX, Section 4 of the Trust’s Trust Instrument provides that the Trustees may “sell and convey all or substantially all of the assets of . . .any affected Series to another Series” without a shareholder vote “if a majority of the Trustees determines that the continuation of the . . . Series is not in the best interests of the Trust, such Series, or their respective Shareholders as a result of factors or events adversely affecting the ability of the Trust or such Series to conduct its business and operations in an economically viable manner.”

The Trustees made the determination required by the Trust Instrument at a Board meeting on December 30, 2008. The Trustees also approved the Reorganization at that meeting.

Moreover, Rule 17a-8 under the Investment Company Act of 1940 clearly contemplates that fund reorganizations may be effected without a shareholder vote. Under the Rule, shareholder approval of a reorganization is not required if the four conditions set forth in Rule 17a-8(a)(3) are met.1 In the case of the Reorganization, all four of these conditions are met.

Comment 2: Please describe the rationale for filing a registration statement on Form N-14 in connection with the Reorganization, as opposed to the filing of a Schedule 14C information statement.

Response: The instructions to Form N-14 make clear that the Form is to be used to register fund shares to be issued in transactions of the type specified in Rule 145(a) under the Securities Act of 1933 (“1933 Act”) or in mergers in which a vote or consent of the security holders of the company being acquired is not required pursuant to applicable state law.

Rule 145(a) on its face applies only to mergers or other similar transactions that require a shareholder vote.2 While the Reorganization does not fit squarely within Rule 145 because no shareholder vote is required to effect the Reorganization, the Trust concluded that the Form N-14 registration statement filing was preferable to register the shares to be issued in the Reorganization based upon the analysis set forth in the adopting release to Rule 145. The adopting release to Rule 145 suggests that registration of shares may still be necessary even where no shareholder vote is required pursuant to state law in certain contexts, such as “short form” mergers, on the basis that such transactions involve an “offer for sale” (Securities Act Release No. 5316 (Oct. 6, 1972). The release states, in pertinent part:

Several commentators suggested that the applicability of Rule 145 to short-form mergers should be clarified. In certain instances, state law allows a merger of a parent and its 85 to 90 percent owned subsidiary to be consummated without shareholder approval. Because Rule 145(a) is couched in terms of offers arising in connection with a submission for the vote or consent of security holders, short-form mergers not requiring such vote or consent are not within the scope of the Rule. However, if a security is to be issued in such short-form mergers, the Commission is of the opinion that the transaction involves an “offer”, “offer to sell”, “offer for sale”, or “sale”, within the meaning of Section 2(3) of the Act, and accordingly such transactions are subject to the registration provisions of the Act unless an exemption is available.

In addition, the preliminary note to Rule 145 explains:

Rule 145 is designed to make available the protection provided by registration under the Securities Act of 1933, as amended (Act), to persons who are offered securities in a business combination of the type described in paragraphs (a)(1), (2), and (3) of the rule. The thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security. Rule 145 embodies the Commission’s determination that such transactions are subject to the registration requirements of the Act, and that the previously existing no-sale theory of Rule 133 is no longer consistent with the statutory purposes of the Act. See Release No. 33-5316 (October 6, 1972) [37 FR 23631]. Securities issued in transactions described in paragraph (a) of Rule 145 may be registered on Form S-4 or F-4 or Form N-14 under the Act.

Transactions for which statutory exemptions under the Act, including those contained in sections 3(a)(9), (10), (11), and 4(2), are otherwise available are not affected by Rule 145.

Accordingly, while Rule 145 might be interpreted not to apply to the Reorganization because no shareholder vote is required, the Trust did not want to undertake the risk that the Reorganization could be viewed as involving an “offer for sale” that could be considered a new investment decision requiring registration of the shares to be issued in the Reorganization, particularly in the absence of any clear, applicable exemption from registration under the 1933 Act. Thus, it chose to file a Form N-14 registration statement as opposed to a Schedule 14C information statement.

Comment 3: Please include in the Prospectus/Information Statement of the N-14 a statement that the reorganization without a shareholder vote is consistent with Delaware law and the Trust’s Trust Instrument.

Response: The following sentence will be added to the Prospectus/Information Statement of the N-14:

Consistent with Delaware law and the Trust’s Trust Instrument, no shareholder vote is required to effect the Reorganization.

*     *     *     *     *

If you have any further comments or questions regarding this filing, please contact me at (202) 778-9305 or Franklin Na at (202) 778-9473. Thank you for your attention to this matter.

Sincerely,

/s/ Lori L. Schneider
Lori L. Schneider

[1] Rule 17a-8(a)(3) provides:

Shareholder approval. Participation in the Merger is approved by the vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the Act) of any Merging Company that is not a Surviving Company, unless--

i.

No policy of the Merging Company that under section 13 of the Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

ii.

No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

iii.

Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

iv.

Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

2 As relevant here, Rule 145(a) provides:

Transactions within the section. An offer, offer to sell, offer for sale or sale shall be deemed to be involved, within the meaning of Section 2(a)(3) of the Act, so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for: (italics added)

. . . .2. Mergers of Consolidations. A statutory merger or consolidation, or similar plan or acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person, unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States; or

3. Transfers of assets. A transfer of assets of such corporation or other person, to another person in consideration of the issuance of securities of such other person or any of its affiliates, if:

i.	such plan or agreement provides for dissolution of the corporation or other person whose security holders are voting or consenting; or

ii.	such plan or agreement provides for a pro rata or similar distribution of such securities to the security holders voting or consenting; or

iii.

the board of directors or similar representatives of such corporation or other person, adopts resolutions relative to paragraph (a)(3) (i) or (ii) of this section within 1 year after the taking of such vote or consent; or

iv.	the transfer of assets is a part of a pre-existing plan for distribution of such securities, notwithstanding paragraph (a)(3) (i), (ii) or (iii) of this section.